SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                          UroQuest Medical Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  917285 10 8
                                 (CUSIP Number)

                           Thomas C. Platt III, Esq.
                              Chemfab Corporation
                           701 Daniel Webster Highway
                 Merrimack, New Hampshire 03054 (603) 424-9000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1999
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box //.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 8 pages)

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Chemfab Corporation      I.R.S.# 03-0221503

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (A) //
                                                    (B) //

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     00 (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                   //

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER
         0

     8.  SHARED VOTING POWER
         6,021,203 shares of Common Stock

     9.  SOLE DISPOSITIVE POWER
         0

     10. SHARED DISPOSITIVE POWER
         6,021,203 shares of Common Stock

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     6,021,203 shares of Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     N/A //

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 48.4%

14.  TYPE OF REPORTING PERSON*
     CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of UroQuest Medical Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 173 Constitution Drive, Menlo Park, California 94025.

ITEM 2. IDENTITY AND BACKGROUND.

     Chemfab Corporation ("Chemfab") is a Delaware corporation whose principal business is the manufacturing and marketing of engineered products based on its expertise and technology in polymeric composite materials. Chemfab's principal executive offices are located at 701 Daniel Webster Highway, Merrimack, New Hampshire 03054; its telephone number is (603) 424-9000.

     Pursuant to General Instruction C for Schedule 13D, information as to each of the executive officers and directors of Chemfab is set forth on Schedule I hereto.

     The following are the stockholders of the Issuer who are parties to the Stockholder Voting Agreement (as defined in response to Item 4) (the "Stockholders"). The following information is based on the Issuer's 1999 Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 1999, Schedule 13Gs filed with the Securities and Exchange Commission by Messrs. Davis and Brandt and Warburg, Pincus Investors, L.P. on February 16, 1999 and February 13, 1997, respectively, and representations by the Company.

     1) Warburg, Pincus Investors, L.P. is a Delaware limited partnership that is principally engaged in the business of securities investment. Warburg, Pincus Investors, L.P.'s principal executive offices are located at 466 Lexington Ave., 10th Floor, New York, New York 10017.

     2) The Vertical Fund Associates, L.P. is a Delaware limited partnership that is principally engaged in the business of securities investment. The Vertical Group, L.P.'s principal executive offices are located at 18 Bank Street, Summit, New Jersey 07901.

     3) Richard C. Davis, M.D. is Chairman and Chief Science Officer of Occulogix Corporation, a company that is principally engaged in the development of medical therapies for opthalmologic diseases. His business address is Occulogix Corporation, 10950 72d Street, Suite 105, Largo, Florida, 33777. Mr. Davis is a United States citizen.

     4) Thomas E. Brandt is Chief Operating Officer of the Issuer, whose principal business is the design and development of products for management of urological disorders. His business address is Bivona, Inc., 5700 W. 23rd Avenue, Gary, Indiana 46406-2617. Mr. Brandt is a United States citizen.

     During the last five years, neither Chemfab nor, to the best of Chemfab's knowledge, any of the individuals named in Schedule I hereto or any of the Stockholders, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Chemfab nor, to the best of Chemfab's knowledge, any of the individuals named in Schedule I hereto or any of the Stockholders, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Chemfab may be deemed to have acquired beneficial ownership of 6,021,203 shares of Common Stock as of June 3, 1999 as a result of provisions of the Stockholder Voting Agreement. The shares of Common Stock to which this statement relates have not been purchased by Chemfab, but Chemfab may be deemed to share the power to vote and dispose of such shares under the provisions of the Stockholder Voting Agreement, which is described in greater detail in response to Item 4 and such item is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 3, 1999, the Issuer, Chemfab and UROK Acquisition Corp., an indirect wholly-owned subsidiary of Chemfab ("UROK"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which UROK will merge with and into the Issuer (the "Merger") with the Issuer being the surviving corporation (the "Surviving Corporation") and a wholly-owned indirect subsidiary of Chemfab. Upon consummation of the Merger, (i) each share of Common Stock will be converted into, and become the right to receive, approximately $2.25 in cash, subject to adjustment (the "Per Share Merger Consideration"), (ii) the Board of Directors of the Issuer will be replaced by the Board of Directors of UROK, (iii) the shares of Common Stock will cease to be authorized for listing on the NASDAQ National Market, and (iv) the shares of Common Stock will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act. The Merger Agreement also provides that prior to the consummation of the Merger the Issuer will either sell or terminate the business of its Urology Division.

     In connection with the Merger, the Stockholders, who hold in the aggregate approximately 48.4% of the outstanding shares of Common Stock, have entered into a Stockholder Voting Agreement with the Issuer and Chemfab (the "Stockholder Voting Agreement") pursuant to which the Stockholders have agreed, so long as the Stockholder Voting Agreement remains in effect, (i) to vote their shares of Common Stock in favor of the Merger Agreement and the Merger,
(ii) to vote their shares of Common Stock against any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer (each, a "Competing Transaction") or any amendment to the Issuer's Certificate of Incorporation or Bylaws or other proposal that would prevent the Merger, and
(iii) to abide by certain restrictions on the transfer of shares of Common Stock owned by them. Pursuant to the Stockholder Voting Agreement, each Stockholder also granted Chemfab, John W. Verbicky and Moosa E. Moosa, Chief Executive Officer and Chief Financial Officer of Chemfab, respectively, or their successors in such offices, an irrevocable proxy to vote such Stockholder's shares of Common stock in favor of approval of the Merger Agreement and the Merger and against any Competing Transaction or any amendment to the Issuer's Certificate of Incorporation or Bylaws or other proposal that would prevent the Merger.

     Under the Stockholder Voting Agreement, in the event the Merger Agreement is terminated (i) by Chemfab as a result of the Board of Directors of the Issuer approving or recommending a Competing Transaction, withdrawing or modifying its approval of the Merger Agreement or failing to submit the Merger to the Issuer's stockholders for approval or (ii) by the Issuer as a result of the Issuer's acceptance of a Competing Transaction, each Stockholder has agreed to sell to Chemfab or an affiliate of Chemfab all of such Stockholder's shares of Common Stock at a price equal to the Per Share Merger Consideration (the "Option").

     The Stockholder Voting Agreement will terminate upon the later of the termination of the Merger Agreement under certain circumstances or the occurrence of the "Outside Date", which is defined as the later to occur of July 31, 1999 and 60 days after the later of clearance by the Securities and Exchange Commission of a proxy statement with respect to the Merger filed by the Issuer pursuant to Section 14(a) of the Securities Exchange Act of 1934 or expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, provided that the Option will not terminate until 15 days after termination of the Merger Agreement if the Merger Agreement is terminated by Chemfab as a result of the Board of Directors of the Issuer approving or recommending a Competing Transaction, withdrawing or modifying its approval of the Merger Agreement or failing to submit the Merger to the Issuer's stockholders for approval or by the Issuer as a result of the Issuer's acceptance of a competing Transaction.

     The purpose of the Stockholder Voting Agreement is to facilitate consummation of the Merger.

     Except as contemplated by the Merger Agreement and the Stockholder Voting Agreement, or as otherwise described in this Item 4, neither Chemfab nor, to the best of Chemfab's knowledge, any individual named in Schedule I hereto, have present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

     (h)  Causing the Common Stock to be delisted from the Nasdaq National
          Market;

     (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

     References to, and descriptions of, the Merger Agreement and the Stockholder Voting Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copy of the Merger Agreement, which is incorporated into this Schedule 13D by reference to the Current Report on Form 8-K filed by Chemfab with the Securities and Exchange Commission on June 14, 1999, and the copy of the Stockholder Voting Agreement included as Exhibit 1 to this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) 6,021,203 shares of Common Stock, representing approximately 48.4% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on March 31, 1999, are subject to the Stockholder Voting Agreement. By virtue of the Stockholder Voting Agreement, Chemfab may be deemed to share with the Stockholders the power to vote or dispose the shares of Common Stock subject to the Stockholder Voting Agreement. However, Chemfab
(i) except as otherwise set forth in the Stockholder Voting Agreement, is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Stockholder Voting Agreement, and (ii) Chemfab disclaims beneficial ownership of the shares of Common Stock of the Issuer which are covered by the Stockholder Voting Agreement.

     (c) Other than as set forth in this Item 5(a)-(b), as of the date hereof, there have been no transactions in the shares of Common Stock effected during the past 60 days by Chemfab and, to the best of Chemfab's knowledge, there have been no transactions in the shares of Common Stock effected during the past 60 days by any of the individuals named in Schedule I hereto.

     (d) To the best of Chemfab's knowledge as of the date hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in or incorporated by reference in Items 3 through 5 is hereby incorporated by reference. A copy of the Merger Agreement is incorporated into this Schedule 13D by reference to the Current Report on Form 8-K filed by Chemfab with the Securities and Exchange Commission on June 14, 1999 and a copy of the Stockholder Voting Agreement is included as Exhibit 1 to this Schedule 13D.

     Except as set forth in this statement, to the best of Chemfab's knowledge, as of the date hereof, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between Chemfab or any persons with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Stockholder Voting Agreement, dated as of June 3, 1999, among UroQuest Medical Corporation, Chemfab Corporation, Warburg, Pincus, L.P., Vertical Fund Associates, L.P., The Richard C. Davis Jr. 1993 Revocable Trust and Thomas E. Brandt.

     Exhibit 2 Agreement and Plan of Merger, dated as of June 3, 1999, by and among Chemfab Corporation, UROK Acquisition Corp. and UroQuest Medical Corporation (incorporated by reference to the Current Report on Form 8-K filed by Chemfab Corporation with the Securities and Exchange Commission on June 14, 1999).


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                    CHEMFAB CORPORATION


                                    By: /s/ Thomas C. Platt III
                                        -------------------------------
                                        Name:  Thomas C. Platt III
                                        Title: Vice President - General
                                               Counsel and Administration,
                                               and Secretary



Dated:  June 14, 1999

                        INDEX TO EXHIBITS AND SCHEDULES


     Exhibit 1 Stockholder Voting Agreement, dated as of June 3, 1999, among UroQuest Medical Corporation, Chemfab Corporation, Warburg, Pincus, L.P., Vertical Fund Associates, L.P., The Richard C. Davis Jr. 1993 Revocable Trust and Thomas E. Brandt.

     Exhibit 2 Agreement and Plan of Merger, dated as of June 3, 1999, by and among Chemfab Corporation, UROK Acquisition Corp. and UroQuest Medical Corporation (incorporated by reference to the Current Report on Form 8-K filed by Chemfab Corporation with the Securities and Exchange Commission on June 14, 1999).

     Schedule I Information regarding the Officers and Directors of Chemfab Corporation.

                                                                    EXHIBIT 1

                          STOCKHOLDER VOTING AGREEMENT


     THIS STOCKHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of June 3, 1999, by and among Chemfab Corporation, a Delaware corporation ("Parent"), UroQuest Medical Corporation, a Delaware corporation (the "Company"), and the undersigned (the "Stockholders").

     WHEREAS, the Stockholders desire that Parent, UROK Acquisition Corp., a wholly owned subsidiary of Parent ("Sub"), and the Company enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the "Merger Agreement") with respect to the merger of Sub with and into the Company (the "Merger"); and

     WHEREAS, the Stockholders and the Company are executing this Agreement as an inducement to Parent to enter into and execute, and to cause Sub to enter into and execute, the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Parent and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     1. Representations and Warranties.

     (a) Each Stockholder represents and warrants to Parent as follows:

         (i) The Stockholder is the record and beneficial owner of the number of shares (the "Stockholder's Shares") of capital stock, $0.001 par value, of the Company ("Company Capital Stock") set forth below such Stockholder's name on the signature page hereof. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

         (ii) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares.

         (iii) The Stockholder's Shares and the certificates representing the Stockholder's Shares are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, security interests, proxies, voting trusts or voting agreements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         (iv) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

         (v) The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in
     Section 4 and the option in Section 5 are granted in consideration for the execution and delivery of the Merger Agreement by Parent and Sub.

     (b) Parent represents and warrants to each of the Stockholders as follows:

         (i) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Parent, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

         (ii) Neither the execution and delivery of this Agreement nor the consummation by Parent of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, the Certificate of Incorporation or Bylaws of Parent or any contract, trust, commitment, agreement, understanding, arrangement to which Parent is a party or bound or to which Parent is subject.

     2. Voting Agreements. Each Stockholder agrees with, and covenants to, Parent as follows:

         (a) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) the Stockholder's Shares in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

         (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or (ii) any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     3. Covenants. Each Stockholder agrees with, and covenants to, Parent that such Stockholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Stockholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Stockholder's Shares or any interest therein;
(iii) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for this Agreement; (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; (v) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal (as defined in the Merger Agreement); or (vi) in the event of any unsolicited proposed Acquisition Proposal, engage in negotiations with or discussions with, or provide any information or data to, any person or entity (other than Parent, any of its affiliates or representatives) relating to any Acquisition Proposal, except as expressly permitted by Section 4.6 of the Merger Agreement; provided, that the Stockholder may transfer (as defined above) any of the Stockholder's Shares to any other person or entity who is on the date hereof, or to any family member of a person or to any charitable institution which prior to the Stockholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Stockholder" hereunder.

     4. Grant of Irrevocable Proxy; Appointment of Proxy.

        (a) Each Stockholder hereby irrevocably grants to, and appoints, Parent and John W. Verbicky, Chief Executive Officer of Parent, and Moosa E. Moosa, Chief Financial Officer of Parent, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Stockholder's Shares, or grant a consent or approval in respect of the Stockholder's Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and (ii) against any Competing Transaction.

        (b) Each Stockholder represents that any proxies heretofore given in respect of the Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

        (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law.

     5. Option to Acquire Shares. In the event that the Merger Agreement is terminated by Parent in accordance with Section 6.1(c) of the Merger Agreement or by the Company in accordance with Section 6.1(d) of the Merger Agreement, at the option of Parent, the Stockholders shall sell to Parent or an affiliate of Parent all of the Shares, as well as any other shares of Company Capital Stock of which the Stockholder acquires beneficial ownership and sole voting power, at a purchase price equal to the Per Share Merger Consideration (as defined in the Merger Agreement). The Company agrees that it will cooperate with the Parent in order to prepare a calculation of the Per Share Merger Consideration as of the Notice Date referred to below. In the event that Parent is entitled to and wishes to purchase all or some of the Shares, Parent shall give the Stockholders written notice (the date of which being herein referred to as the "Notice Date") within ten (10) days of the termination of the Merger Agreement specifying (i) the total number of Shares it will purchase, and (ii) a place and date not earlier than three (3) business days nor later than sixty (60) business days from the Notice Date for the closing of such purchase (the "Closing"); provided that if prior notification to or approval of any regulatory agency is required in connection with such purchase, Parent and the Stockholders shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the State of New Hampshire or the State of California or a day on which banking institutions in the State of New Hampshire or the State of California are authorized by law or executive order to close. At the Closing, Parent shall pay to each Stockholder the aggregate purchase price for the Shares purchased from such Stockholder pursuant to this Section 5 in immediately available funds by a wire transfer to a bank account designated by such Stockholder. At such Closing, simultaneously with the delivery of immediately available funds as provided in this Section 5, the Stockholders shall deliver to Parent the certificate or certificates representing the number of Shares held by the Stockholders and any other documents reasonably requested by Parent to effect the transfer of the Shares from the Stockholders to Parent.

     6. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of any or all of the Stockholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Capital Stock, or the acquisition of additional shares of Company Capital Stock or other voting securities of the Company by any Stockholder, the number of the Stockholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Capital Stock or other voting securities of the Company issued to or acquired by the Stockholder.

     7. Stop Transfer. The Company agrees with, and covenants to, Parent that the Company shall not register the transfer of any certificate representing any of the Stockholder's Shares, unless such transfer is made to Parent or Sub or otherwise in compliance with this Agreement.

     8. Further Assurances. Each Stockholder shall, upon request of Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Stockholder's Shares as contemplated by Section 4 in Parent and the other irrevocable proxies described therein at the expense of Parent.

     9. Termination. This Agreement, and all rights and obligations of the parties hereunder; shall terminate, and the proxy granted under paragraph 4 shall expire, upon the later of (i) the termination of the Merger Agreement pursuant to and in accordance with Section 6.1(a) or Section 6.1(b)(i) thereof or (ii) the Outside Date (as defined in the Merger Agreement); provided, however, (A) that if the Company terminates the Merger Agreement pursuant to and in accordance with Section 6.1(b)(ii) thereof, then this Agreement shall terminate immediately, and/or (B) that if Parent terminates the Merger Agreement pursuant to and in accordance with Section 6.1(c) of the Merger Agreement, then this Agreement shall terminate immediately, and/or (C) no termination of the Merger Agreement pursuant to Section 6.1(c) or Section 6.1(d) will affect Parent's rights under Section 5 of this Agreement if it exercises its option within fifteen (15) days after such termination.

     10. Indemnification. In the event that the Merger occurs, then commencing at the Effective Time (as defined in the Merger Agreement), Parent shall indemnify and hold harmless the Stockholders and the Stockholders' affiliates, agents, advisers and representatives (the "Indemnified Parties") against and from any costs, expenses (including reasonable attorneys' fees), settlement payments, claims, demands, judgments, fines, penalties, losses, damages and liabilities incurred in connection with any claim, suit, action or proceeding (whether asserted, commenced or arising before or after the Effective Time) that arises directly or indirectly from or relates directly or indirectly to
(a) execution, delivery or performance of this Agreement, or (b) any of the transactions contemplated by this Agreement; provided, that the Parent shall not be obligated to indemnify the Indemnified Parties with respect to any claim, suit, action or proceeding to the extent it arises out of or relates to any breach or alleged breach of any representation or warranty or covenant in this Agreement by the Company or any Stockholder or any breach or alleged breach by the Company of any representation or warranty or covenant in the Merger Agreement. In the event any such claim, suit, action or proceeding is asserted or commenced against any Indemnified Party, (i) Parent shall advance and pay the reasonable fees and expenses of any counsel retained by such Indemnified Party in connection with such claim, suit, action or proceeding promptly after receipt of a request therefor from such Indemnified Party, and
(ii) Parent shall cooperate with such Indemnified Party and such Indemnified Party's counsel in the defense of such claim, suit, action or proceeding.

     11. Enforcement Costs. If any party institutes an action for the enforcement of this Agreement, the prevailing party shall be entitled to reimbursement on demand of all costs and expenses of such action including reasonable legal fees.

     12. Miscellaneous.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Parent, to the address provided in the Merger Agreement; and (ii) if to a Stockholder, to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, each of which shall be considered an original hereof and one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by the proviso to Section 3. Any assignment in violation of the foregoing shall be void.

         (h) Each Stockholder agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches by any Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any State of Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court. The foregoing remedies are in addition to, and not in lieu of, any payment required to be made by the Company pursuant to the terms of the Merger Agreement.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

     IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.

                              CHEMFAB CORPORATION


                              By:  /s/ John W. Verbicky
                                   ---------------------------------
                                   Name:  John W. Verbicky
                                   Title: President


                              UROQUEST MEDICAL CORPORATION


                              By:  /s/  Terry Spraker
                                   ---------------------------------
                                   Name:  Terry Spraker
                                   Title: President


                              STOCKHOLDERS:

                              WARBURG, PINCUS INVESTORS, L.P.
                               By:  Warburg, Pincus & Co., General Partner

                              /s/ Elizabeth H. Weatherman, Partner
                              --------------------------------------
                              Name:  Elizabeth H. Weatherman
                              Address:  466 Lexington Avenue
                                        New York, New York 10017
                              Number of Shares
                              Beneficially Owned:  3,188,571

                              VERTICAL FUND ASSOCIATES, L.P.
                               By: The Vertical Group, L.P., General Partner

                               /s/  Jack W. Lasersohn
                               -------------------------------------
                               Name:  Jack W. Lasersohn
                               Address:  18 Bank Street
                                         Summit, New Jersey 07901
                               Number of Shares
                               Beneficially Owned:  354,285

                               /s/  Richard C. Davis
                               -------------------------------------
                               Name:  Richard C. Davis
                               Address:

                               Number of Shares
                               Beneficially Owned:  873,318

                               /s/  Thomas E. Brandt
                               -------------------------------------
                               Name:  Thomas E. Brandt
                               Address:  206 Andover Drive
                                         Valparaiso, Indiana 46383
                               Number of Shares
                               Beneficially Owned:  1,605,029

                                  SCHEDULE I


DIRECTORS:

Name and Business Address           Principal Occupation         Business of Employer

Paul M. Cook                        Chief Executive Officer      Provider of video-on-demand
Diva Systems Corporation            and Chairman of the          services to the cable
333 Ravenswood Drive, Bldg. 203     Board of Directors           television industry.
Menlo Park, California  94025

Warren C. Cook                      President                    Producer of mice for
Jackson Laboratory                                               laboratories.
600 Main Street
Bar Harbor, Maine  04609

Robert E. McGill III                Retired
Berkshires Management
   Company L.L.C.
295 Hancock Road
Williamstown, Massachusetts  02167

James E. McGrath, Ph.D.             Professor and Director       State university
Virginia Polytechnic Institute      of National Science
West Campus Drive                   Foundation's Science and
2108 Hahn Hall                      Technology Center for
Blacksburg, Virginia  24060         High Performance Polymer
                                    Adhesives and Composites

Duane C. Montopoli                  President, Chief Executive   Ownership, operation and
Medical Resources Imaging, Inc.     Officer and Director         management of diagnostic
155 State Street                                                 imaging centers.
Hackensack, New Jersey  07601

Nicholas Pappas, Ph.D.              Retired
606 Swallow Hollow Road
Wilmington, Delaware  19807

John W. Verbicky                    President and Chief          See Item 2
Chemfab Corporation                 Executive Officer of
701 Daniel Webster Highway          Chemfab
Merrimack, New Hampshire 03054

        All of the foregoing persons are citizens of the United States.




EXECUTIVE OFFICERS:

Name and Business Address           Principal Occupation        Business of Employer

John W. Verbicky                    President and Chief         See Item 2
Chemfab Corporation                 Executive Officer of
701 Daniel Webster Highway          Chemfab
Merrimack, New Hampshire 03054

Michael P. Cushman                  Vice President - Americas   See Item 2
Chemfab Corporation                 Business Group
701 Daniel Webster Highway
Merrimack, New Hampshire 03054

Moosa E. Moosa                      Vice President - Finance,    See Item 2
Chemfab Corporation                 Treasurer and Chief
701 Daniel Webster Highway          Financial Officer
Merrimack, New Hampshire 03054

Thomas C. Platt III                 Vice President - General    See Item 2
Chemfab Corporation                 Counsel and
701 Daniel Webster Highway          Administration and
Merrimack, New Hampshire 03054      Secretary

Charles L. Tilgner                  Vice President and          See Item 2
Chemfab Corporation                 Director of U.S.
701 Daniel Webster Highway          Operations and
Merrimack, New Hampshire 03054      Engineering

Hilary A. Arwine                    Corporate Controller        See Item 2
Chemfab Corporation
701 Daniel Webster Highway
Merrimack, New Hampshire 03054

        All of the foregoing persons are citizens of the United States.